UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
N/A	N/A

*Set forth the amount on which the filing fee is calculated and state how it was determined.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

Items 1-11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
EX-99.A.1.I: PRESS RELEASE
EX-99.A.1.II:LETTER TO BOARD OF LAFARGE NORTH AMERICA INC.
Items 1-11.
N/A
Item 12. Exhibits.
Exhibit (a)(1)(i): Press Release Issued by Lafarge S.A. on February 6, 2006
Exhibit (a)(1)(ii): Letter, dated February 5, 2006, from Bruno Lafont to the Board of Directors of Lafarge North America Inc.
Item 13. Information Required by Schedule 13E-3.
N/A

EXHIBIT INDEX
Exhibit No.
Exhibit (a)(1)(i):     Press Release Issued by Lafarge S.A. on February 6, 2006
Exhibit (a)(1)(ii):     Letter, dated February 5, 2006, from Bruno Lafont to the Board of Directors of Lafarge North America Inc.